FORM 11-K

☒	ANNUAL REPORTS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-1153

NEWMONT MINING CORPORATION
RETIREMENT SAVINGS PLAN (NON-UNION)
(Title of Plans)

NEWMONT MINING CORPORATION
(Issuer of Securities)

1700 Lincoln Street, Denver, Colorado 80203
(Principal Executive Office)

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

Financial Statements And Supplemental Schedule
As Of December 31, 2001 And 2000

Together With Report Of Independent Public Accountants

2

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

INDEX TO FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

3

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Administrative Committee of the
    Newmont Retirement Savings Plan (Non-Union):

We have audited the accompanying statements of net assets available for benefits of the NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION) (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1, the Battle Mountain Gold Company Savings Plan and the Battle Mountain Gold Company Savings Plan for Hourly-Rated Employees merged into the Plan effective April 30, 2001.

/s/    Arthur Andersen LLP

Denver, Colorado,
  June 26, 2002.

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS, at fair value (Notes 2 and 3):
Registered investment companies	$125,823,812	$131,342,614
Employer stock	20,008,399	19,031,915
Participant loans	7,281,119	8,183,041

NET ASSETS AVAILABLE FOR BENEFITS	$153,113,330	$158,557,570

The accompanying notes are an integral part of these statements

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income (loss)—
Interest and dividend income	$2,053,463
Net depreciation in fair value of investments (Notes 2 and 3)	(9,902,789)
Other loss	(36,889)

Total investment loss	(7,886,215)

Contributions—
Employer, net of forfeitures applied	6,188,446
Participant	10,045,557
Rollover	212,229

Total contributions	16,446,232

Transfers from Newmont Retirement Savings Plan for Hourly-Rated Employees (Note 1)	1,464,157

PAYMENTS:
Payment of benefits	(22,323,875)
Administrative expenses	(17,935)

Total payments	(22,341,810)

NET DECREASE	(12,317,636)
MERGER WITH BATTLE MOUNTAIN GOLD COMPANY SAVINGS PLAN AND BATTLE MOUNTAIN GOLD COMPANY SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES (Note 1)	6,873,396
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	158,557,570

End of year	$153,113,330

The accompanying notes are an integral part of this statement.

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.    DESCRIPTION OF PLAN:

The following description of the Newmont Retirement Savings Plan (Non-Union) (the “Plan”) (formerly known as Newmont Gold Company Retirement Savings Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on July 1, 1973 by Newmont Mining Corporation (the “Company”) for the benefit of all eligible employees which excludes collectively bargained employees, non-U.S. citizens and leased employees. Effective January 1, 1998, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Plan Merger

On January 10, 2001, a merger was finalized between the Company and Battle Mountain Gold Company (“Battle Mountain”) in which Battle Mountain merged with and became a wholly-owned subsidiary of the Company.

On February 1, 2001, participants in the Battle Mountain Gold Company Savings Plan and the Battle Mountain Gold Company Savings Plan for Hourly Rated Employees (collectively the “BMG Plans”) became participants in the Plan and became 100% vested in all previous and future employer contributions. The BMG Plans and related net assets of $6,873,396 merged into the Plan effective April 30, 2001.

Trust

Trustee, recordkeeping and investment management services are performed by the Vanguard Group, Inc. (“Vanguard” or “Trustee”).

An Administrative Committee of not less than three nor more than five members is appointed by the Company’s Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Full-time employees are eligible to participate in the Plan after performing an hour of service. Part-time employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service, as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, up to 15% of their Plan eligible compensation to a maximum of $10,500 on a pre-tax basis for the 2001 Plan year. Participants’ contributions are matched by the Company in Company common stock, not to exceed 6% of their compensation. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions are limited to $12,000 annually per participant. Hourly participants also receive an additional retirement contribution in cash from the Company of 2% of compensation, as defined. Annual additions under the Plan and all other plans sponsored by the Company are limited for each participant to the lesser of 25% of eligible compensation or $35,000. Annual additions are defined as the participant’s contributions and the Company’s matching and retirement contributions.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions as follows:

•	20% after one year of service, 40% after two years of service, 60% after three years of service, and 100% after four years of service.

•	100% of such contributions as of February 1, 2001 and 100% for all subsequent contributions, for employees who were participants under the BMG Plans.

Participants are vested in retirement contributions from the Company as follows:

•	100% after five years of service, for participants whose employment commencement date was on or after January 1, 1998

•	20% for each year of service completed and fully after four years of service, for participants whose employment commencement date was on or prior to December 31, 1997

Additionally, participants may become fully vested in Company contributions upon death, disability or retirement.

When certain terminations of participation in the Plan occur the non-vest portion of the participant’s account represents a forfeiture. Forfeitures are applied to future Company matching contributions. During 2001, forfeitures of $116,578 were created, the forfeitures account had earnings of $21,464, and $464,064 were used to reduce Company matching contributions. At December 31, 2001 and 2000, unapplied forfeitures totaled $170,055 and $496,077, respectively.

Under Plan provisions, the Trustee may accept “rollover contributions” from participants. Rollover contributions represent distributions to a participant from another plan, which plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”). Rollover contributions are fully vested and are not taken into account, or do not affect in any way, the maximum annual contribution limitation.

Transfers from Newmont Retirement Savings Plan for Hourly-Rated Employees

During 2001, certain participants in the Newmont Retirement Savings Plan for Hourly-Rated Employees (“Union Plan”) had a change in employment status and were no longer Union employees covered by a collective bargaining agreement. Consequently, they became eligible to participate in the Plan and their account balances totaling $1,464,157 transferred from the Union Plan to the Plan.

Participant Accounts

An individual plan account is maintained for each participant within the Plan. Each participant’s account is credited with the participant’s contributions, the corresponding Company matching and retirement contributions, and an allocation of plan earnings and/or losses calculated daily based on participant account balances.

Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a distribution equal to his or her vested account balance. In-service and hardship withdrawals are allowed if certain criteria are met.

Investments

Participants may invest their contributions and their corresponding Company matching and retirement contributions in various registered investment companies and Company common stock.

Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant’s vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition

The Plan’s investment in registered investment companies and Company common stock are stated at fair value based on quoted market prices, which were readily determinable at December 31, 2001 and 2000. Participant loans are stated at cost which approximates fair value.

Net realized and unrealized gains and losses are reflected in the Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

3.    INVESTMENTS:

The fair market value of individual investment funds representing 5% or more of the Plan’s net assets as of December 31, 2001 and 2000 is as follows:

	2001		2000
	Number of Shares/Units or Principal Value	Fair Value	Number of Shares/Units or Principal Value	Fair Value

AIM Constellation Fund, A Shares	552,096	12,201,313	580,893	$16,805,239
Vanguard 500 Index Fund Investor Shares	346,931	36,736,566	358,655	43,705,660
Vanguard LifeStrategy Moderate Growth Fund	842,218	13,416,526	824,710	14,218,008
Vanguard Prime Money Market Fund	32,449,419	32,449,419	29,938,758	29,938,758
Newmont Mining Stock	1,047,012	20,008,399	1,115,424	19,031,915
Participating Loans	*	*	8,183,041	8,183,041

*	Did not exceed 5% as of the respective date.

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Registered investment companies	$(12,930,808)
Employer stock	3,028,019

$(9,902,789)

4.    PLAN TERMINATION:

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of (a) full termination, (b) termination with respect to a group or class of participants (“partial termination”) or (c) a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable.

5.    TAX STATUS:

A favorable determination letter dated December 4, 1996, has been received from the Internal Revenue Service stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator believes that such amendments have not affected the Plan’s status as a qualified plan and that the Plan continues to be in compliance with such requirements.

On January 3, 2002, the Plan filed for a new determination letter with the Internal Revenue Service.

6.    RELATED PARTY TRANSACTIONS:

Plan assets are invested in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Also, certain Plan assets are also invested in shares of Employer stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules.

7.    RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in registered investment companies and Employer stock. Investment securities, in general, are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SCHEDULE I

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Number of Shares/Units or Principal Value	Current Value
Vanguard Fiduciary Trust Company:
	Registered Investment Companies:
	AIM Constellation Fund, A Shares	552,096	$12,201,313
	Templeton Developing Markets Trust—Class I Shares	50,275	496,720
	*Vanguard 500 Index Fund Investor Shares	346,931	36,736,566
	*Vanguard Extended Market Index Fund Investor Shares	59,616	1,376,532
	*Vanguard International Growth Fund	375,722	5,639,584
	*Vanguard LifeStrategy Conservative Growth Fund	294,198	4,136,424
	*Vanguard LifeStrategy Growth Fund	192,118	3,348,621
	*Vanguard LifeStrategy Income Fund	117,488	1,510,893
	*Vanguard LifeStrategy Moderate Growth Fund	842,218	13,416,526
	*Vanguard Prime Money Market Fund	32,449,419	32,449,419
	*Vanguard Total Bond Market Index Fund	523,498	5,308,272
	*Vanguard U.S. Growth Fund	223,926	4,221,004
	*Vanguard Wellington Fund Investor Shares	93,295	2,543,222
	*Vanguard Windsor II Fund Investor Shares	95,300	2,438,716

			125,823,812
	Employer Stock Fund:
	*Newmont Mining Stock	1,047,012	20,008,399
	Participant Loans(a)
	Interest rates ranging from 7.0%—10.5%	7,281,119	7,281,119

	Total		$153,113,330

*	Represents a party-in-interest.
(a)	The interest rate on loans is determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWMONT MINING CORPORATION RETIREMENT SAVINGS PLAN (NON-UNION)

By:	/s/ TERRY S. ROE
Terry S. Roe Administration Committee Member

Dated: June 26, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Arthur Andersen LLP

99	Letter from Newmont Mining Corporation to the Commission regarding representations by Arthur Andersen LLP to the Newmont Mining Corporation Retirement Savings Plan (Non-Union)